Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Toronto, May 8, 2006 — Inco Limited has reviewed the press release issued today from Teck Cominco Limited, indicating that Teck Cominco intends to make an unsolicited offer to purchase all of the outstanding shares of Inco.
Our Board of Directors will review the formal offer from Teck Cominco when it is made available and we will make a statement in due course.
Teck Cominco has announced that its offer will be subject to a number of conditions, including that Inco’s announced takeover bid for Falconbridge Limited shall have been withdrawn or terminated without any shares of Falconbridge having been purchased pursuant to such bid. Inco remains committed to its friendly, value-creating transaction with Falconbridge and to meeting its obligations under the support agreement with Falconbridge.

Note to Security Holders:
The exchange offer proposed by Teck Cominco and described in this release has not commenced. In response to the proposed exchange offer by Teck Cominco, if and when commenced, Inco will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and amendments thereto containing a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC and may be filing additional amendments to the registration statement on Form F-8.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY AMENDMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
IN 06/15
May 8, 2006

For further information:
Investor Relations:	Sandra Scott (416) 361-7758;
Media Relations:	Steve Mitchell (416) 361-7950
or: www.inco.com